Exhibit 99.9

SHAREHOLDER VALUE CREATION COMMITTEE ISSUES OPEN LETTER TO RELMADA SHAREHOLDERS

OUTLINES VIEWS REGARDING RELMADA’S BUSINESS AND SERIOUS CONCERNS REGARDING RELMADA’S CURRENT STRATEGY

SETS RECORD STRAIGHT REGARDING RELMADA’S MISREPRESENTATIONS

Shareholder Value Creation Committee Urges Relmada Shareholders Not to Sign or Return any White Proxy Card Distributed by Relmada for the 2015 Annual Meeting

NEW YORK, Dec. 9, 2015 /PRNewswire/ – The Committee of Relmada Shareholders for Value Creation (the Shareholder Value Creation Committee), a group of shareholders of Relmada Therapeutics, Inc., (OTCQB: RLMD) (Relmada) unaffiliated with Relmada, today announced that it issued an open letter to share its concerns regarding Relmada’s current strategy and outline potential paths forward for Relmada to improve its chronic underperformance.

The Shareholder Value Creation Committee has indicated that shareholders soon will be receiving the Shareholder Value Creation Committee’s proxy and consent solicitation materials and GOLD proxy card and GOLD consent and is urging shareholders NOT to vote any White proxy card sent by Relmada and to wait for the Shareholder Value Creation Committee’s consent solicitation and proxy materials.

The complete text of the letter to shareholders follows:

December 9, 2015

Dear Fellow Shareholders:

The Shareholder Value Creation Committee currently beneficially owns approximately 9.62% of Relmada’s outstanding shares, making us one of Relmada’s largest shareholders. We have a substantial financial stake in the outcome of the Relmada board’s decisions and a clear economic incentive to increase shareholder value for the benefit of all shareholders. The purpose of this letter is to share our views regarding Relmada’s business, how Relmada can leverage opportunities to create additional value for stockholders by improving upon its capital allocation, capital raising, corporate governance and commercial product development and execution and additional information about our five highly-qualified candidates for election or appointment to Relmada’s board of directors.

RELMADA HAS A STABLE OF HIGH-POTENTIAL ASSETS, BUT MUCH NEEDS TO BE DONE TO OPTIMIZE ASSETS AND PERFORMANCE

Plainly speaking, Relmada is in trouble. Despite Relmada’s impressive, high-potential assets, Relmada continues to lack a feasible strategy for optimizing its assets, engage in flawed capital allocation and lack certain critical skills at the board and management levels. Consider the following:

•	Relmada has generated zero revenue from commercial sales to date;
•	Relmada has generated substantial losses since its inception and continues to generate substantial losses;
•	Over the past year, Relmada has underperformed both the S&P 500 and the Nasdaq Biotech Index on an absolute, split-adjusted basis by 83.5% and 92.2% , respectively;
•	In its 10-K for the fiscal year ended June 30, 2015, Relmada stated that, with its cash and cash equivalents on hand, it believed it could fund operations only until the end of calendar year 2016—i.e., for 12 more months—and that, in the second half of 2015, Relmada needed to raise substantial additional capital to fund continuing operations and the development and commercialization of its product candidates;
•	Relmada did not raise substantial capital in the second half of 2015;
•	During the second half of 2015, Relmada’s management, instead, focused on taking anti-shareholder actions that appear to be intended to entrench itself, including, among other things:
o	appointing new directors to the board without shareholder approval and after the expiration of Relmada’s advanced notice deadline (i.e., the date by which a shareholder must provide prior notice of its director nominees or business to be brought before a shareholder meeting) in an attempt to eliminate shareholder challenges;
o	revising Relmada’s bylaws to eliminate the shareholders’ right to amend the bylaws and to provide that the bylaws can be amended only by Relmada’s board of directors;
o	reducing the quorum required for the Relmada’s annual meeting from a majority to 34%; and
o	establishing Nevada as the exclusive forum for litigation involving Relmada, its directors and shareholders;
•	Despite an attractive mix of development-stage products, no product candidates have progressed beyond Phase II; FDA approval requires that a drug candidate complete a Phase III study program prior to approval, leaving the riskiest and most costly development stages to come for each product;
•	Until, and if, Relmada receives approval from the FDA and other regulatory authorities for its product candidates, it cannot sell its drugs and will not have product revenues;
•	Relmada has no experience selling, marketing or distributing drug products and no internal capability to do so.

In our view, Relmada’s chronic underperformance and failure to optimize its assets is due principally to two factors: (i) Relmada’s failure to appropriately prioritize its development pipeline to invest principally behind candidates with the best balance of product commercial potential versus development and regulatory risk and (ii) Relmada’s failure to attract the high-quality, healthcare-focused institutional investors necessary to alleviate Relmada’s current capital shortfall and provide the capital infusion needed to develop Relmada’s core assets. We believe that a real opportunity exists to create significant value for Relmada shareholders and that this opportunity can be realized based on action within the control of the management and the board of directors. Relmada’s failure to attract high-quality institutional investors, its failure to appropriately focus on clinical, regulatory and commercial execution in pain therapeutics and its recent focus on actions that more deeply entrench its board and management, underscore the need for Relmada to add to its board and management team directors and officers with current experience in specialty pharmaceutical operations, clinical and commercial product development, institutional health care investing and corporate governance.

You may have received a letter from Relmada’s current board of directors, dated December 7, 2015. Regrettably, this letter contains many false and misleading statements, including statements that unfairly disparage members of the Shareholder Value Creation Committee and their employer, Laidlaw, and fails to address Relmada’s fundamental problems. We have little interest issuing personal attacks that distract from our singular goal: creating shareholder value for the benefit of all shareholders. However, we feel we need the to set the record straight regarding a couple of points made in the December 7th letter, including the allegations casting doubt on the independence of our director nominees and Relmada’s misrepresentations about the discussions that recently took place between us and Relmada.

Relmada’s December 7th letter falsely implies that our nominees would be beholden to Laidlaw & Company (UK) Ltd. (“Laidlaw”). No officers, directors or employees of Laidlaw are being nominated for election to the Relmada board. Moreover, while it is true that we are principals of Laidlaw and Laidlaw is a member of our investor group (and until fairly recently, Sandesh Seth, the Chairman of Relmada’s board of directors was employed by Laidlaw as Senior Managing Director, Head of Healthcare Investment Banking and was appointed to the Relmada board after being nominated by Laidlaw), as we have stated in our public filings and in our recent open letter, each one of our highly qualified nominees would serve as a truly independent director beholden to no one apart from Relmada’s shareholders. Laidlaw’s only interest in Relmada is, and will be, as a significant shareholder and our returns will be generated through an increase in shareholder value that will benefit all shareholders.

Relmada’s December 7th letter also stated that, at our December 1, 2015 meeting with Relmada’s CEO and two of Relmada’s directors, we failed to engage in constructive discussions and, instead, “simply demanded that [we] be given the power to appoint a majority of the Board.” This is false. In reality, we used the opportunity to engage in a constructive discussion. We and our affiliates shared our detailed perspectives on Relmada’s strengths and weaknesses and discussed potential paths forward to address deficiencies at the company. Specifically, we shared our view that Relmada maintains an attractive set of clinical assets but has not optimized the development of those assets due to poor prioritization of resources, limited understanding of the current commercial environment in pain and the implications for successful product development, and weak clinical, regulatory and legal oversight of the pipeline. The result of these skill gaps is a disjointed development pipeline that has consumed an enormous amount of capital – well in excess of $15 million according to Relmada’s public filings -yet has not moved any asset beyond Phase II development and has not created any interest in the institutional investor community. We detailed a plan to appoint five highly qualified, fully independent board nominees who could join an expanded Relmada board and work collaboratively with the existing directors to fill skill gaps in commercial expertise, contemporary specialty pharmaceutical operations, legal and regulatory oversight and institutional capital raising. By addressing these skill gaps Relmada will be in a much stronger position to prioritize development activity, raise institutional capital and continue with a more appropriate clinical development plan. At the conclusion of the meeting, both sides agreed at the meeting that Relmada would take our proposal back to the entire Relmada board and that both sides would re-convene in the near future to discuss a mutually agreeable path forward. Before getting back to us with feedback regarding our proposal, Relmada mailed its proxy to shareholders and did not disclose in its proxy that we had suggested nominees for election to the Relmada board. In fact, we learned only in Relmada’s December 7th letter, that the Relmada board has unanimously rejected our proposal.

We would have preferred to work cooperatively with Relmada to address the issues it is facing, and we remain open to working cooperatively with Relmada, but Relmada’s recent letter demonstrates that its leadership is focused more on its own entrenchment than on developing a plan for addressing Relmada’s chronic underperformance.

OUR NOMINEES HAVE THE SKILL SETS NEEDED TO OPTIMIZE PERFORMANCE FOR ALL SHAREHOLDERS

We intend to nominate the following five highly qualified, independent directors for election or appointment to Relmada’s board of directors, each of whom bring expertise currently lacking at the board level and will seek to work collaboratively with Relmada’s management and existing directors to optimize value for all shareholders.

•	Dr. John Leaman is the CFO of Medgenics. Prior to joining Medgenics, Dr. Leaman served as VP of Commercial Assessment at Shire plc, a global specialty pharmaceutical company, with responsibility for the strategic assessment of licensing and M&A opportunities. Prior to joining Shire, Dr. Leaman was a Principal at Devon Park Bioventures, a venture capital fund targeting investments in therapeutics companies, where he oversaw the fund’s investment and corporate board duties in multiple life science investments including Proteon Therapeutics, Inc., Inotek Pharmaceuticals Corp., ZS Pharma, Inc. and MicuRx Pharmaceuticals, Inc. Prior to that, he was an Associate Principal at McKinsey & Company, where he provided consulting services to senior management of several top 20 pharmaceutical companies including M&A and corporate finance, payer/reimbursement strategies and strategic product development. He received an M.D. and an M.B.A. from the University of Pennsylvania’s School of Medicine and Wharton School, respectively. He received a degree in Psychology, Philosophy and Physiology at Oriel College, University of Oxford, while completing a Rhodes scholarship. Dr. Leaman received a B.S. in biology from Elizabethtown College.

•	Dr. Todd Johnson, MD, MBA is CEO of CytoVas, a precision healthcare diagnostics company spun out of the University of Pennsylvania. Before joining CytoVas, Dr. Johnson was the Divisional Vice President of Global Marketing for the Pharmaceutical Products Pipeline at Abbott/Abbvie and the Senior Vice President of Early Stage Development at MDS/Celerion, a leading healthcare clinical research organization. Dr. Johnson also spent five years at McKinsey & Company as a consultant in the Pharmaceutical and Medical Products practice. Over his distinguished healthcare career, Dr. Johnson has overseen hundreds of clinical trials and served as the Principal Investigator on several global studies. Dr. Johnson holds a Bachelor of Arts from the University of Pennsylvania, an MBA from its Wharton School, and an MD from the University of Pennsylvania’s School of Medicine.

•	Ben Snedeker is an independent advisor working with clients on a broad range of issues in the areas of pharmaceuticals and biotechnology and is a senior advisor to McKinsey & Company’s Pharmaceutical and Medical Product and Strategy and Corporate Finance practices. Mr. Snedeker was formerly a Vice-President at D.E. Shaw & Company where he was the portfolio manager for global long-short healthcare equities. In this role, Mr. Snedeker directly managed the firm’s beta-neutral global healthcare portfolio, as well as co-leading the company's private healthcare investing arm and managing healthcare investments in D.E. Shaw's cross-sector long-short portfolio. Prior to D.E. Shaw, Mr. Snedeker was an Associate Principal at McKinsey & Company where he specialized in the area of pharmaceutical and medical products and was a co-founder of the company's Philadelphia office. While at McKinsey, Mr. Snedeker had the opportunity to work alongside numerous global healthcare leaders on a wide variety of topics including global mergers and acquisitions, new product launches, product lifecycle strategies and reorganizations. Prior to McKinsey, Mr. Snedeker was a formulation and prototype chemist at McNeil Consumer Healthcare, a Johnson and Johnson Company. Mr. Snedeker holds a B.S. in Chemistry from Penn State University (Phi Beta Kappa) and an M.S. in Chemistry from Yale University.

•	David Buchen was most recently the Executive Vice-President Commercial, North American Generics and International at Actavis where he was responsible for combined revenues in excess of $8 billion. Prior to this role, Mr. Buchen served for 12 years as Actavis’ Chief Legal Officer and Secretary to the Board, having responsibility for global legal affairs, including M&A, corporate securities, intellectual property, antitrust, employment and litigation. In this role, Mr. Buchen was integral to Actavis growth from a domestic generics company with $500 million in revenue to a $16 billion multinational specialty pharmaceutical company. Mr. Buchen was also responsible for the Global Internal Audit and Global Ethics and Compliance departments. Prior to Actavis, Mr. Buchen served in various positions of increasing responsibility with Chiron Vision/Bausch + Lomb Surgical and was also counsel at a large multinational law firm. Mr. Buchen has served on the boards of Somerset Pharmaceuticals and Del Mar Indemnity and was a member of more than a dozen boards of Actavis subsidiary companies. Mr. Buchen was recognized in 2014 by the National Law Journal as one of the Top 50 General Counsel in the United States. He holds a Bachelor of Arts degree from the University of California at Berkeley and a Juris Doctor degree (cum laude) from the George Washington University Law School.

•	Tim Callahan is a global life sciences business leader with over 22 years of experience in pharmaceutical and biologic commercialization, most recently with the Actavis organization. At Actavis, he served as Senior Vice President, Commercial Operations where he played a leadership role in the transformation of the Actavis brand pharmaceutical business into a $7B/yr division with a focus in multiple specialty markets. In this position Mr. Callahan led the global brand commercial teams, including sales, marketing, market access, business operations, and strategic marketing. Previously, Mr. Callahan served as Vice President, International Brands & Biologics Marketing at Actavis, and as Vice President, Sales & Marketing for the company's Nephrology division. Earlier in his career, Mr. Callahan held positions of increasing responsibility in commercial leadership at Watson Pharmaceuticals and Schein Pharmaceutical. Mr. Callahan currently serves as a Director for Synergy Pharmaceuticals where he is a member of both the audit and commercial committees. Mr. Callahan was educated at Cornell University and holds a Bachelor of Science degree in Applied Economics and Business Management.

We believe our five independent directors nominees will work with the other Relmada directors to deliver the transformative change that is needed at Relmada both because they possess the skill sets necessary to raise capital, commercialize Relmada’s stable of assets and improve corporate governance and also because they possess the willingness to acknowledge the challenges facing Relmada and work to fix them. We also will continue to do our best to communicate with you in a clear and balanced manner to ensure that shareholders are well informed and that our views are fairly represented.

Thank you for your support.

Matthew Eitner	James Ahern

The Committee of Relmada Shareholders for Value Creation

To have your vote counted for the Shareholder Value Creation Committee’s independent nominees, you will need to complete and return our GOLD proxy card and our GOLD consent.

•	DO NOT return the proxy card sent to you by the current Relmada board of directors, and
•	DO NOT vote by responding to the email solicitations sent to you by the current Relmada board of directors
•	DO NOT allow their proxy solicitor to call you at home and take your vote over the telephone.
•	If you have previously signed and returned a White proxy card to Relmada, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Relmada by (i) calling your broker and asking your broker to deliver a written notice of revocation or (ii) by delivering a written notice of revocation to Relmada at Relmada Therapeutics, Inc., 757 Third Avenue, Suite 2018, New York NY 10017, Attention: Michael Becker, Senior Vice President, Finance and Corporate Development or by faxing a communication to (888) 228-5672. Once your receive our GOLD proxy card, you may revoke any proxy card already sent to Relmada by signing, dating and returning our GOLD proxy card in the postage-paid envelope provided.

If your shares are held in street name only your bank or broker can vote your shares, and only upon receipt of your specific instructions by telephone, internet or mail. At this time we are urging you to take NO ACTION in regard to voting your shares.

If you have any questions or need further assistance, please call our proxy solicitor: MacKenzie Partners, Inc. toll-free at 800-322-2885, 212-929-5500 (call collect) or via email at proxy@mackenziepartners.com.

ADDITIONAL INFORMATION

The Shareholder Value Creation Committee intends to make a filing with the Securities and Exchange Commission a proxy statement and a consent statement. Shareholders are advised to read the definitive proxy statement, the definitive consent statement and the other documents related to the solicitation of shareholders when these become available because these documents will contain important information, including additional information relating to the participants in the proxy and consent solicitations. When completed and available, the Shareholder Value Creation Committee’s definitive proxy statement and consent statement and GOLD proxy card and GOLD consent will be mailed to Relmada shareholders. These materials and other materials filed by the Shareholder Value Creation Committee will be available at no charge on the SEC’s website at www.sec.gov. The definitive proxy statement and consent statement and other documents filed by the Shareholder Value Creation Committee will also be available without charge from our proxy solicitor, MacKenzie Partners at toll-free at 800-322-2885, 212-929-5500 (call collect) or via email at proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

The participants in the proxy solicitation and the consent solicitation by the Shareholder Value Creation Committee will include Laidlaw& Company (UK) Ltd., Matthew D. Eitner and James P. Ahern and each of the individuals nominated by the Shareholder Value Creation Committee for election or appointment to the Relmada board of directors: Dr. John Leaman, Dr. Todd Johnson, Ben Snedeker, David Buchen and Tim Callahan.

Laidlaw is a full service investment banking and brokerage firm incorporated in England and Wales. Mr. Eitner’s present principal occupation or employment is serving as Chief Executive Officer of Laidlaw. Mr. Ahern’s present principal occupation or employment is serving as Managing Partner and Head of Capital markets of Laidlaw.

As of today, Mr. Eitner and Mr. Ahern beneficially own, in the aggregate, 1,136,605 shares of Relmada’s common stock, which currently represents approximately 9.62% of the issued and outstanding shares of Common Stock. None of Laidlaw, Dr. Leaman, Dr. Johnson, Mr. Snedeker, Mr. Buchen or Mr. Callahan have beneficial ownership of any shares of Relmada’s common stock.

Additional information regarding Laidlaw, Mr. Eitner and Mr. Ahern, including their director or indirect interests in Relmada, by security holdings or otherwise is contained in the Schedule 13D initially filed by Laidlaw, Mr. Eitner and Mr. Ahern on October 22, 2015, as amended on November 5, 2015, December 7, 2015 and December 8, 2015 and as may be amended from time to time (the Schedule 13D). The Schedule 13D currently is available at no charge on the SEC’s website at www.sec.gov.

Contact:

Bryan Kobel

bkobel@laidlawltd.com

SOURCE Laidlaw & Co